Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

To: Taylor Morrison Staff
From: Sheryl
Timing: Monday, Dec. 9
Subject line: New Structure to Support Our Growing Business
Team,
Welcoming William Lyon Homes into our organization in late Q1 or early Q2 next year will be a historic day for Taylor Morrison, and a transformative time in our company’s story. It will mark our sixth and largest acquisition to-date, and it will represent the largest M&A activity our industry has seen this year. It’s exactly the type of Smart Growth we aspire to achieve, as it will catapult us into the ranks of the nation’s largest homebuilders, deepen our market share in existing markets, and strategically enter us into highly desirable markets we’ve long desired to operate in. To illustrate just how monumental this type of growth will be, I’ll share a quick statistic. We closed a few more than 8,000 homes in 2018, but come the end of 2020, we expect that number to nearly double—and all in just two years.
To support our exponential growth, we must think differently, operate differently and use our resources differently. We’re gearing up to become a bigger, better builder than we’ve ever been before, and that presents us with the perfect opportunity to think through a new organizational structure to support our growing business—beginning with a new corporate and regional structure that I am excited to share. I’ll be honest—this note is a long one, but please follow along until the very end.
Our new Executive Leadership Team will include:
•	EVP, Chief Financial Officer Dave Cone, who will begin overseeing IT in addition to Finance and Investor Relations.
•	EVP, Chief Legal Officer Darrell Sherman will continue to lead our Legal and Risk Management teams.
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EVP, Financial Services President Tawn Kelley will oversee an expanded Financial Services organization as we integrate William Lyon’s mortgage company and title operations into Taylor Morrison Home Funding after the closing of our acquisition of William Lyon.

•	President of M&A Lou Steffens will continue supporting our Smart Growth journey, with plenty of work ahead next year as we transition from planning for the integration to living out our plan.
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Erik Heuser is taking on a new role as our EVP, Chief Corporate Operations Officer. The new Corporate Operations function will include Sales and Customer Care, Brand Marketing and Communications, Strategic Market Research, our National Build-to-Rent Strategy and the Portfolio Investment Committee (PIC).

•	Dar Ahrens is also taking on a role brand-new to our organization as Chief Field Operations Officer. Our Area Presidents and National Purchasing and Construction Optimization teams will report to Dar as we build our bigger, better company together, while focusing on enhancing our combined scaled operations.
Two of our current executive team members will soon be enjoying new chapters in their lives—Chief Customer Officer Graham Hughes and Chief Information Officer Bob Witte are retiring this March. Their leadership and devotion to the company is almost unrivaled. Graham’s 30-plus year tenure includes spending two decades at George Wimpey in the United Kingdom before transferring to Taylor Morrison and joining us in the United States in 2007. His homebuilding expertise was an incredible asset to us during a challenging time for the U.S. economy, and he was instrumental in laying the foundation for our national sales, marketing and customer service strategies.
Similarly, Bob devoted 15 years to Taylor Morrison, essentially building our IT team, strategy and infrastructure from the ground up. I know I speak for all of us when I say Graham and Bob will be sorely missed. They each have been such staples of our business from the very beginning, and we are so grateful.
As the old adage goes, with great change comes great opportunity, and I am absolutely delighted to name two wonderful successors for Graham and Bob. Amy Rino will be transitioning from the field as the Houston Division President into the Corporate Operations team as our Chief Customer Officer, reporting to Erik, and John Lucas will step into the Chief Information Officer role, reporting to Dave. I couldn’t think of two better leaders—each so adored and well-respected—to fill such big shoes, and I’m certain they’ll do so beautifully.
Our Five Areas
One of the many exciting aspects of the pending William Lyon acquisition is the entrance we’ll enjoy into the Portland, Seattle and Las Vegas markets, along with the deeper market presence in key Arizona, Texas, Colorado and California Markets. With roughly 15,000 homes to close among the future combined business and across these top U.S. housing markets, we’ve decided to restructure our business into five areas, led by the following Area Presidents, effective as of the closing of our acquisition of William Lyon:
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The West Area will be led by current William Lyon EVP and Chief Operations Officer Brian Doyle and will include SoCal, Bay Area, Sacramento and our exciting new businesses in Seattle and Portland. Brian joined William Lyon more than 22 years ago and has held various divisional and regional leadership roles throughout his tenure. He played a critical role in the growth of the company as WLH expanded from four states and five operating divisions to their current footprint of seven states and 10 operating divisions.

•
The Mountain Area will be led by current Denver Division President Ricarda Dietsch and will include Phoenix, Denver and Las Vegas. I couldn’t be more proud of all that Ricarda has done with the Denver team these past few years and know she will flourish in this expanded capacity.

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The Texas Area will continue to be led by Charlie Enochs which will include the expanded Austin and Houston business and the Dallas market. Charlie will also lead the Second Story and Operational Excellence initiatives across the organization.

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The Southeast Area will be led by current William Lyon Texas Regional President John Bohnen and will include Charlotte, Raleigh and Atlanta. John joined the WLH team in 2018 through their acquisition of RSI Communities where he served as co-founder and COO. John is a member of the WLH Land Committee and has played a key role in creating company procedures around operations and developing long-term growth and capital allocation strategy, including their organic entrance into Houston. Before homebuilding, John served as an Infantry Captain and Airborne Ranger in the United States Army.

•
The Florida area will continue to be led by Steve Kempton and will include Orlando, Jacksonville, Tampa, Southwest Florida and Naples. Steve will also be responsible for working with his corporate partners to take our 55+ initiatives nationwide.

Expanded Leadership Team
In addition to our Executive Leadership Team, we’ve appointed several leaders to play a role on our Expanded Leadership Team. Chief Marketing and Communications Officer Stephanie McCarty, incoming Chief Information Officer John Lucas, incoming Chief Customer Officer Amy Rino, SVP People Development and Operations Charissa Wagner, SVP Total Rewards Debbie Beets, and our five Area Presidents Brian, Ricarda, Charlie, John and Steve will round out this broader team of esteemed leaders, with the current William Lyon leaders joining at the closing of the acquisition. For a full view of the Executive and Expanded Leadership team structure upon close of the acquisition, click here.
I’ve shared previously that we are delighted William Lyon’s current chairman of the board, Bill Lyon, will join our board of directors effective as of the closing of our acquisition of William Lyon. I’m pleased to also share that, effective as of the closing of our acquisition of William Lyon, William Lyon’s current CEO Matt Zaist will also be supporting the future company as a consultant, working closely with me and advising us on the transition and key strategic and business and opportunities. His expertise on the way William Lyon has successfully grown and run its business will be instrumental to us in the future combined business, and I am looking forward to working closely together.
Next Steps
We remain as committed as ever to being thoughtful with our integration strategy—especially when it comes to the people component. I am personally thrilled for so many of our tremendous leaders to take on expanded roles and believe our go-forward structure is as strong as our talent. With our corporate and regional field structure defined, we’ll turn toward identifying our Division Presidents in the overlapping regions before the Christmas holidays, followed by the Operations Team structure very early in the new year.
In the meantime, today we are beginning our week-long roadshow to visit the overlapping Taylor Morrison and William Lyon Homes divisions, answer their questions, and support the integration planning on the local level.
To our Taylor Morrison team members in these overlapping regions—I’m looking forward to seeing you all very soon. And to the entire Taylor Morrison family, thank you for your support during this transformative next step in our Smart Growth journey.
Warmly,
Sheryl

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the

year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.